

Ronald S. Tucker

Attorney at Law
78-153 Calle Norte
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

March 11, 2007

RECEIVED

MAR 14 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Mr. John D. Reynolds
Office of Emerging Growth Companies
Securities & Exchange Commission
450 5th Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Subject: RX Healthcare Systems, Ltd. - Form 1 - A Offering Statement - #24-10172

RECD S.E.C.
MAR 14 2007
1086

Dear Mr. Reynolds:

Enclosed please find the following:

1. Seven Copies of First Amendment to Form 1-A, one manually signed.
2. Three redlined copies reflecting the changes made from the earlier filing.
3. A copy of this letter and a self addressed envelop.

In response to your comments letter dated March 9, 2007 please be advised as follows:

Revisions to Offering Statement:

Offering Statement

General

1. The product for which we are negotiating for a non-exclusive license, we believe, is a fully developed product, but if the Cartiatech Holland B.V. does not obtain approval from the FDA, we will not enter into any agreement for distribution in the U.S. The Product was and is an important reason for becoming engaged in the develop of this business, but the failure to distribute the Product in the U.S. does not change or alter the plan to develop a consumer healthcare products business, as I believe we have clearly set forth in the revised Offering Circular which includes but is not limited to RISK FACTORS - Lack of Experience and - Lack of Revenues (Page 8) and HISTORY AND BUSINESS - Management's Discussion of Business and - Plan of Operation (Pages 12 - 14). We have deleted the quoted sentence for the Management's Discussion of Business, and have revised the Offering Circular where needed to indicate the Product is fully

developed. See RISK FACTORS - Identified Product and - Development of Product (Page 9) and HISTORY AND BUSINESS - The Product (Pages 14 and 15)

2.   There was an error on the Cover page indicating that 1,000,000 units was being offered, it was revised to the correct number of 10,000 as was the price per unit of $25 at appropriate places. See COVER PAGE (Page 6), SUMMARY - Price (Page 7) and - Estimated Value of Offering (Page 7 and 8), PLAN OF DISTRIBUTION - Pricing and Number of Units to be Issued (Page 22), and Subscription Agreement (Pages 32 and 33) With these correction the aggregate offering amount of the offering is less than $5 million as follows:

Options	1,000,000 shares @ $ 0.10	=	100,000
Units	10,000 units @ $25.00	=	250,000
Series A Warrants	1,000,000 shares @ $ 0.80	=	800,000
Series B Warrants	1,000,000 shares @ $ 1.10	=	1,100,000
Series C Warrants	2,000,000 shares @ $ 1.20	=	2,400,000
Aggregate			$4,650,000

3.   A description of permissible non-cash consideration that would be acceptable has been set forth as follows: COVER PAGE and COVER PAGE - Footnote 1(Page 6), SUMMARY - Non-cash Consideration (Page 7) and USE OF PROCEEDS (Page 16) There is no limitation on the quantity of Units to be offered for non-cash consideration. See COVER PAGE - Narrative 2nd paragraph, last sentence (Page 6), SUMMARY - Non-cash Consideration (Page 7), and RISK FACTORS - Non-cash Consideration (Page 9) The RISK FACTORS - Non-cash Consideration has been revised to describe the impact of the non-cash consideration on the operation of the business (Page 9). See USE OF PROCEEDS (Page 16) The method of evaluation of the non-cash consideration has been set forth in the COVER PAGE and Note 1 of the COVER PAGE (Page 6) and SUMMARY - Non-cash Consideration (Page 7).

4.   This Item has been added as footnote 4 to the COVER PAGE (Page 6)..

Cover page

5.   This Item has been corrected as set forth in Item 2 above and the legality opinion has been revised and is attached to the Offering Statement.

6.   No minimum amount of Units is required to be sold in the Offering. See COVER PAGE (Page 6) and SUMMARY - Price (Page 7)

Risk Factors

7.   We believe that the Product is developed. See RISK FACTORS - Identified Product and - Development of Product (Page 9) and HISTORY AND BUSINESS - The Product (Pages 14 and 15) However, notwithstanding we believe it is a developed product we have added several RISK FACTORS. See RISK FACTORS - **Identified Product, - Development of Product, - Design Flaws, - Customer Service, and - Non-exclusive License** (Page 9) Also see response to Item 1 above.

Use of Proceeds

8.   The Use of Proceeds table sets forth the principal uses of proceeds with dollar amounts allocated to each use and priority of each, based on amount of proceeds received from nominal amount ot the maximum amount. The Narrative below the table has been revised to include how the offering expenses will be paid and priority and how non-cash consideration receive may impact the application of proceeds in achieving the business plans of the Company. See USE OF PROCEEDS (Page 16) and See Item 3 above

9.   The phrase referred to in this Item, which appeared in the USE OF PROCEEDS, has been deleted and there is no longer any reference to officers or other employees receiving compensation and there are no agreements written or oral for compensation, so no agreement is provided and the officers of the company are identified in MANAGEMENT (Page 18).

History and Business

10.   We have revised in paragraph in the HISTORY AND BUSINESS (Page 12). We have completely revised the HISTORY AND BUSINESS - Management's Discussion of Business by adding paragraphs **Primary Objective; The 12 month Plan Market; Research & Development, Environment; Government Regulation; Labor Relations; Material Shortages; and Cyclicality (Pages 12 and 13).** A new subsection HISTORY AND BUSINESS - **PLAN of Operation** has been added which sets for the milestones and processes and the other information requested (Page 13 and 14).

11.   Please refer to Item 1 above, and note the name of the developer has been included with other changes in the first paragraph in HISTORY AND BUSINESS - **The Product** (Pages 14 and 15). Additional changes have been made in the fourth through 6th paragraphs and the last paragraph has been added to HISTORY AND BUSINESS - **The Product** (Page 15). As disclosed through out the Offering Circular there has been no agreement with the developer of the product.

Signature

12.　　Please note that the CFO designation has been provided as you requested. See SIGNATURES (Page 36)

Please stamp the letter on filing and return to me in the self addressed envelop.

Sincerely,



Ronald S. Tucker